EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
	2013	2013	2012	2011	2010	2009	2008
Earnings:
Net income	$329	$566	$811	$845	$1,121	$1,250	$1,199
Income taxes provision	160	281	298	480	574	482	488
Fixed charges	216	443	891	880	799	817	860
Total earnings	$705	$1,290	$2,000	$2,205	$2,494	$2,549	$2,547
Fixed charges:
Interest on short-term borrowings and long-term debt, net	$202	$414	$834	$824	$731	$754	$794
Interest on capital leases	2	4	9	16	18	19	22
AFUDC debt	12	25	48	40	50	44	44
Total fixed charges	$216	$443	$891	$880	$799	$817	$860
Ratios of earnings to fixed charges	3.26	2.91	2.24	2.51	3.12	3.12	2.96

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements.  Fixed charges exclude interest on tax liabilities.